

December 6, 2011

Via E-mail
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

> **Re: GWG Holdings, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed November 28, 2011**
> **File No. 333-174887**

Dear Mr. Sabes:

We have reviewed your response letter and amended registration statement each filed on November 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

(1) Nature of business and summary of significant accounting policies, page F-7

1. Please tell us and disclose the following information regarding your Purchase and Sale Agreement with Athena Securities Group, Ltd.:
    a. Explain how you applied ASC 845, Nonmonetary Transactions, to the Purchase and Sale Agreement when it appears that the transaction was monetary. Refer to Sections 1.1, 1.2, 3.4, and 4.2 of the Purchase and Sale Agreement and tell us how the terms of the Agreement reconcile to the financial statement amounts recorded. Also refer to the Consolidated Statement of Cash Flows where you disclose that you issued stock for $4,973 during the nine months ended September 30, 2011.

     b. Explain how you estimated the fair value of the common stock issued to be $3.6 million or approximately $3.64 per share. Include a discussion of the significant factors, assumptions and methodologies used in determining fair value.

     c. Discuss what the deferred finance costs represents, why capitalization is appropriate, and how the amortization period was determined. Cite authoritative literature to support your accounting.

     d. Discuss how you determined the amount of the Athena shares received and why a gain on your investment in Athena was recognized during nine months ended September 30, 2011.

<u>(15) Guarantees of secured debentures, page F-23</u>

2. We note you removed the disclosure which stated that "GWG Life is a wholly owned subsidiary of Holdings and the payment of principal and interest on the secured debentures is fully and unconditionally guaranteed by GWG Life." Please revise your filing to include this information or tell us why you believe this disclosure is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Paul D. Chestovich, Esq.
        Martin R. Rosenbaum, Esq.
        Maslon Edelman Borman & Brand, LLP
        3300 Wells Fargo Center
        Minneapolis, Minnesota 55402